September 9, 2020

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Ron Alper and Ms. Brigitte Lippmann

Re:	New York City REIT, Inc. (the “Company”) Registration Statement on Form S-3 Filed: August 19, 2020 File No. 333-248121

Dear Mr. Alper and Ms. Lippmann:

Set forth below is the Company’s response to the comment of the staff of the Securities and Exchange Commission contained in your letter to Edward M. Weil, Jr. of the Company, dated September 4, 2020. For convenience of reference, the staff comment contained in the letter is reprinted below in bold type and is followed by the corresponding response of the Company.

The heading and numbered paragraph below corresponds to the heading and numbered paragraph of the letter.

Registration Statement on Form S-3

General

1.	Please file a form of indenture as an exhibit to your filing. For guidance, refer to sections 201.02 and 201.04 of our Trust Indenture Act of 1939 Compliance and Disclosure Interpretations.

The Company has filed an exhibit-only amendment to its Registration Statement on Form S-3 filed on August 19, 2020, solely to file a form of indenture for senior debt securities and a form of indenture for subordinate debt securities as Exhibits 4.12 and 4.13, respectively.

We appreciate your review and assistance. Should you require additional information or have any questions, please contact Michael J. Choate of Proskauer Rose LLP at (312) 962-3550.

Sincerely,

/s/ Edward M. Weil, Jr.

Edward M. Weil, Jr.
Executive Chairman, Chief Executive Officer,

President and Secretary

Cc:	Michael J. Choate, Proskauer Rose LLP